Exhibit 1.u2

Forge Group, Inc. Announces 2nd Quarter 2024 Financial Results

BETHESDA, Maryland, September 16, 2024 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC Pink: FIGP), a specialist commercial auto insurance business, recently announced its financial results for six months ended June 30, 2024.

The Company has provided certain selected financial data in the table below for the three months ended June 30, 2024 (“2Q24”) and 2023 (“2Q23”), respectively, and the six months ended June 30, 2024 (“YTD 2024”) and 2023 (“YTD 2023”), respectively:

Selected Financial Data

	For the 3 months ended		For the 6 months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gross premiums written	5,354	3,524	11,097	8,546
Net premiums written	4,988	3,259	10,267	7,878

Net premiums earned	5,143	3,524	9,803	6,715
Underwriting income (loss) [1]	(395)	(942)	(1,107)	(1,765)
Operating income (loss) before income taxes [2]	17	(576)	(302)	(1,040)

Operating ratios
Loss ratio [3]	56.3%	66.9%	59.7%	62.4%
Expense ratio [4]	51.4%	59.8%	51.6%	63.9%
Combined ratio [5]	107.7%	126.7%	111.3%	126.3%
Less: Investment ratio [6]	-8.0%	-10.4%	-8.2%	-10.8%
Operating ratio [7]	99.7%	116.3%	103.1%	115.5%

Adjusted book value per common share equivalent [8]	$19.76	$19.46	$19.76	$19.46
Adjusted tangible book value per common share equivalent [9]	$17.51	$17.19	$17.51	$17.19

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Pre-tax operating income (loss) is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non- recurring items.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

2Q24 financial highlights include:

•

Premium revenue. Gross premiums written were $5.4 million in 2Q24, an increase of 51.9% vs. the prior year comparable period. Net premiums written were $5.0 million in 2Q24, an increase of 53.1% vs. the prior year comparable period. Net premiums earned were $5.1 million in 2Q24, an increase of 45.9% vs. the prior year comparable period.

•	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 56.3% in 2Q24 compared to 66.9% for 2Q23.

•	Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 51.4% in 2Q24, which represents a decline of 8.4% vs. the prior year comparable period.

•

Combined ratio. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. As a reminder, a lower combined ratio is better and our intermediate-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. Our combined ratio was 107.7% in 2Q24, which represents a decline of 19.1% vs. the prior year comparable period.

[o]	Underwriting income (loss). We reported an underwriting loss of $395 thousand in 2Q24 compared to an underwriting loss of $942 thousand in 2Q23. This represents an improvement of $547 thousand.

•

Operating ratio. Our operating ratio continues to decline due to improvement in the combined ratio.Our investment ratio declined in 2Q24 vs. the prior year comparable period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our near-term goal is to generate an operating ratio below 100%, thereby producing an operating profit. Our operating ratio was 99.7% in 1Q24, which represents a decline of 16.7% vs. the prior year comparable period.

[o]

Operating income (loss) before income taxes. We reported pre-tax operating income of $17 thousand in 2Q24 compared to a pre-tax operating loss of $576 thousand in 2Q23. This represents an improvement of $593 thousand.

•

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $19.76 as of June 30, 2024, which represents an increase of 1.5% compared to June 30, 2023. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $17.51 as of June 30, 2024, which represents an increase of 1.9% compared to June 30, 2023. We remain focused on minimizing erosion in our per-share net worth while we scale and reach sustainable profitability.

YTD 2024 financial highlights include:

•

Premium revenue. Gross premiums written were $11.1 million YTD 2024, an increase of 29.9% vs. the prior year comparable period. Net premiums written were $10.3 million YTD 2024, an increase of 30.3% vs. the prior year comparable period. Net premiums earned were $9.8 million YTD 2024, an increase of 46.0% vs. the prior year comparable period.

•	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 59.7% YTD 2024 compared to 62.4% for YTD 2023.

•

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 51.6% YTD 2024, which represents a decline of 12.3% vs. the prior year comparable period.

•

Combined ratio. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. As a reminder, a lower combined ratio is better and our intermediate-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. Our combined ratio was 111.3% YTD 2024, which represents a decline of 15.0% vs. the prior year comparable period.

o	Underwriting income (loss). We reported an underwriting loss of $1.1 million YTD 2024 compared to an underwriting loss of $1.8 million YTD 2023. This represents an improvement of $658 thousand.

•

Operating ratio. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined YTD 2024 vs. the prior year comparable period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our near-term goal is to generate an operating ratio below 100%, thereby producing an operating profit. Our operating ratio was 103.1% YTD 2024, which represents a decline of 12.4% vs. the prior year comparable period.

o

Operating income (loss) before income taxes. We reported a pre-tax operating loss of $302 thousand YTD 2024 compared to a pre-tax operating loss of $1.0 million YTD 2023. This represents an improvement of $738 thousand.

The Company commented:

We have had a strong first half of 2024. We have made considerable progress across all areas of the business, and we are seeing tangible improvements in our financial performance as a result. In terms of new business production, we continue to expand our distribution reach and have made progress growing brand awareness – particularly in certain core states. Our distribution and operations teams have successfully rolled out our digital agent portal (FIRE) to many of our distribution partners, and an increasing percentage of our new business submissions are coming through the FIRE portal. This has increased productivity, compressed quoting turnaround time, and has improved the overall agent experience. We will continue to refine the agent portal as we move through the remainder of 2024 (and beyond). As mentioned in our 1Q24 earnings release, rolling out the agent portal to our distribution partners has been a focus in the first half of 2024 as it is critical to growing in the “small business class” segment – a key strategic initiative for 2024. This segment, while starting from a very small base at year-end 2023, has become a meaningful contributor to our new business premium in 2Q24 and we expect this trend to continue (as it grows at a faster rate than our legacy public auto business class segment) – which is consistent with our long-term business plan. During YTD 2024, we generated gross premiums written of $11.1 million, which represents an increase of 29.9%, compared to YTD 2023. We expect this trend to continue as we move through the remainder of 2024.

We are mindful of the challenges growth can present, particularly in a “risk” business such as insurance. As we grow, we must ensure that our operations and infrastructure are able to support a larger business. To that end we have invested in our data and analytics capabilities. Having access to the right data (and the ability to analyze this data) allows us to monitor the various dimensions of our business on a real-time basis. We continue to make progress building out our data and analytics capabilities – making progress expanding departmental dashboards during the first half of 2024. For example, in our claims area, we are focused on continuing to handle claims proactively – monitoring, among other things, cycle times (the time it takes to close claims), claims inventory (number of open claims), and claims adjuster workload (open claims per adjuster). In our servicing area, we are elevating dashboards to monitor agent and customer response times. In short, we are building more sophisticated analytical capabilities which will allow us to monitor our performance and service levels on a real-time basis – and act quickly if needed. Better analytics will also help us improve business planning and resource allocation as we think about 2025 and beyond.

An insurance company’s loss ratio is the most critical measure to the company’s underwriting profitability. Our loss ratio was 59.7% YTD 2024, which is well within our long-term targets and below that of the commercial auto industry. We attribute this to our lower-risk strategy (operating only in certain states and in certain business class segments) and our product design and pricing – which are supported by seasoned underwriters and claims professionals.

We continue to make progress on our expense ratio – a key focus area. Our expense ratio in 2Q24 was 51.4%, which represents a decrease of 8.4% compared to 2Q23. We have added a handful of additional team members in 2024, both to support our larger business (we have added staff in the claims and data analytics areas) and continue the acceleration of our growth in the “small business class” segment (we have added staff in the business development area). We believe these are sound investments and expect our expense ratio to continue moving lower through the remainder of 2024.

We are pleased to report a pre-tax operating profit – before the impact of net realized and unrealized gains (losses) and income (loss) from real estate operations – of $17 thousand in 2Q24 compared to a pre-tax operating loss of $576 thousand in 2Q23. This represents an improvement of $593 thousand. We wrote down in value a private investment in 2Q24 (OTTI adjustment) which adversely impacted overall pre-tax profitability. As a result of this write-down, we reported a pre-tax loss, after net realized and unrealized gains (losses) of $361 thousand in 2Q24 compared to a pre-tax loss of $442 thousand for 2Q23. By way of background, we made two separate “venture-stage” private investments in 2019, totaling $1.4 million at cost. Both investments have been a drag on our results over the last 12 months. As of June 30, 2024, these investments were carried on our balance sheet at an aggregate value of $203 thousand (or 15% of the amount of our original investment). The silver lining here – if any – is that their impact on our go-forward financial results will likely be minimal. With the benefit of hindsight, it is our view that, given the binary nature of such “venture-stage” investments, they should sit within a portfolio of similar investments (not be made on a one-off basis). These were the only “venture-stage” investments we have made at Forge (and they will likely be our last). Despite the impact of the write-down of these investments, our adjusted book value per share was $19.76 as of June 30, 2024, which represents an increase of 1.5% compared to June 30, 2023.

In summary, we are incredibly excited about the progress we’ve made thus far in the first half of 2024. Our financial results remain consistent with our long-term business plan, and we look forward to providing our shareholders with more updates as we move through the year.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended		For the 6 months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net premiums earned	5,143	3,524	9,803	6,715

Losses and loss adjustment expenses	2,894	2,359	5,852	4,192

Policy acquisition costs and other operating expenses	2,583	2,046	4,923	4,241
Lease expense	53	52	105	106
Sublease (income)	(43)	(41)	(86)	(82)
Depreciation and amortization (excl. real estate) [1]	67	67	134	134
Service fee and other (income) expense	(16)	(16)	(18)	(110)
Underwriting expenses	2,643	2,107	5,058	4,288

Underwriting gain (loss)	(395)	(942)	(1,107)	(1,765)
Net investment income	411	366	805	725
Operating income (loss) before income taxes	17	(576)	(302)	(1,040)
Net realized and unrealized gains (losses) [2]	(367)	147	8	478
Income (loss) from real estate operations [3]	(11)	(14)	(24)	(84)
Income (loss) before income taxes	(361)	(442)	(318)	(646)
Income tax expense (benefit)	13	11	37	(30)
Net income (loss)	(374)	(454)	(355)	(616)
Net loss (gain) attributable to noncontrolling interest	1	(6)	2	(6)
Net income (loss) attributable to Forge Group, Inc.	(373)	(460)	(353)	(622)

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	June 30,	December 31,	June 30,
(dollars in thousands except for per-share items)	2024	2023	2023

Calculation of Numerators
Total equity	45,391	45,874	45,504
Less: Noncontrolling interest	(699)	(700)	(713)
GAAP book value	44,693	45,174	44,791
Less: Accumulated other comprehensive (income) loss (AOCI)	2,110	2,152	2,644
GAAP book value excluding AOCI	46,803	47,326	47,434
Add: Theoretical proceeds from exercise of options [1]	1,276	1,228	2,014
Add: Non-GAAP real estate adjustments, net [2]	4,211	3,828	3,834
Adjusted book value (numerator)	52,290	52,383	53,283
Less: Goodwill and other intangibles	(5,942)	(6,076)	(6,210)
Adjusted tangible book value (numerator)	46,348	46,307	47,073

Calculation of Denominator
Common shares outstanding	2,044	2,050	2,050
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458
Common shares underlying restricted stock awards outstanding [4]	20	23	30
Common shares issuable upon exercise of outstanding options [5]	125	120	200
Common share equivalents (denominator)	2,647	2,652	2,738

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$19.76	$19.76	$19.46
Adjusted tangible book value per common share equivalent [7]	$17.51	$17.46	$17.19

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	June 30,	December 31,	June 30,
(dollars in thousands)	2024	2023	2023

Real estate held for the production of income, net	29,237	29,543	29,849
Add: Leases in place	2,407	2,512	2,635
Add: Deferred rent [1]	2,400	2,356	2,294
Real assets (GAAP)	34,044	34,411	34,779
Add: Accumulated depreciation [2]	6,232	5,926	5,620
Add: Accumulated amortization [3]	1,757	1,652	1,950
Less: Deferred rent	(2,400)	(2,356)	(2,294)
Real assets (Non-GAAP) [4]	39,633	39,633	40,054

Notes payable, net (GAAP)	25,977	26,325	26,650
Add: Unamortized finance costs	1,027	1,074	1,121
Notes payable (Non-GAAP) [5]	27,004	27,399	27,771

Net real assets (Non-GAAP) [6]	12,629	12,234	12,283
Less: Net real assets (GAAP) [7]	(8,067)	(8,086)	(8,129)
Non-GAAP adjustments [8]	4,562	4,148	4,154
Less: Noncontrolling interest [9]	(351)	(319)	(320)
Non-GAAP real estate adjustments, net	4,211	3,828	3,834

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	June 30,	December 31,	June 30,
	2024	2023	2023
(dollars in thousands)	(unaudited)	(audited)	(unaudited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$27,134	$27,970	$27,108
Redeemable preferred stock, at fair value	1,392	1,363	1,368
Perpetual preferred stock, at fair value	562	562	529
Common stock, at fair value	2,010	1,691	2,431
Other invested assets	3,809	4,524	4,930
Real estate held for the production of income, net	29,237	29,543	29,849
Cash and cash equivalents	9,236	6,968	5,659
Restricted cash	230	226	220
Total investments and cash	73,610	72,848	72,094

Accrued investment income	298	297	238
Premium and reinsurance balances receivable	7,430	8,256	6,141
Ceded unearned premiums	104	71	95
Reinsurance balances recoverable on unpaid losses	1,038	690	1,266
Deferred policy acquisition costs, net	351	298	254
Deferred rent	2,400	2,356	2,294
Leases in place	2,407	2,512	2,635
Right-of-use asset, net	96	143	146
Goodwill and other intangibles	5,942	6,076	6,210
Other assets	1,952	2,006	1,783
Total assets	$95,629	$95,551	$93,157

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$10,843	$8,426	$9,936
Unearned premium	10,781	10,283	7,530
Reinsurance balances payable	13	36	-
Accrued expenses	1,293	2,437	1,691
Notes payable	25,977	26,325	26,650
Defined benefit plan unfunded liability	339	333	497
Operating lease liability, net	434	729	802
Other liabilities	559	1,108	547
Total liabilities	50,237	49,676	47,653

Mezzanine Equity:
Preferred stock, without par value [1]	-	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21	21
Treasury stock	(210)	(70)	-
Additional paid-in capital	16,604	16,604	16,426
Unearned employee stock ownership plan shares	(1,624)	(1,827)	(1,827)
Retained earnings	26,785	27,372	27,587
Accumulated other comprehensive income (loss), net of tax	(2,110)	(2,152)	(2,644)
Noncontrolling interest	699	700	713
Total equity	45,391	45,874	45,504
Total liabilities and equity	$95,629	$95,551	$93,157

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,044,148, 2,050,232, and 2,050,000 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended		For the 6 months ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues
Net premiums earned	$5,143	$3,524	$9,803	$6,715
Income from real estate held for investment	546	543	1,102	1,112
Net investment income	411	366	805	725
Net realized investment gains	(344)	(89)	(339)	(126)
Net unrealized gains on equity securities	(23)	236	347	604
Service fee and other income (expense)	16	16	18	110
Total revenues	5,750	4,596	11,735	9,140

Expenses
Losses and loss adjustment expenses	2,894	2,359	5,852	4,192
Policy acquisition costs and other operating expenses	2,583	2,046	4,923	4,241
Depreciation and amortization	296	309	592	644
Real estate operating expense	44	23	99	102
Interest expense on debt	284	291	568	583
Lease expense	53	52	105	106
Sublease income	(43)	(41)	(86)	(82)
Total expenses	6,111	5,039	12,053	9,786

Income (loss) before income taxes	(361)	(442)	(318)	(646)

Income tax expense (benefit)	13	11	37	(30)
Net income (loss)	(374)	(454)	(355)	(616)
Net loss (gain) attributable to noncontrolling interest	1	(6)	2	(6)
Net income (loss) attributable to Forge Group, Inc.	(373)	(460)	(353)	(622)

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	(9)	(131)	6	95
Reclassification adjustment for losses (gains) included in net income	38	73	36	72
Total other comprehensive income (loss), net of tax	29	(58)	42	166

Total comprehensive income (loss)	(345)	(512)	(313)	(450)